Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our company’s financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

We are a company with limited liability incorporated in 2007 under the laws of the Cayman Islands. Headquartered in Beijing, we have been providing products and services to oil and gas companies and their affiliates through Nanjing Recon Technology Co. Ltd (“Nanjing Recon”) and Beijing BHD Petroleum Technology Co, Ltd (“BHD”) and their affiliates, hereafter referred to as our domestic companies (the “Domestic Companies”), which are established under the laws of the PRC. From 2017, we have been providing service to companies in other power energy industries such as the electronic power industry and the renewable energy industry. As the Company contractually controls the Domestic Companies, we serve as the center of strategic management, financial control and human resources allocation. Due to this contractual control and our obligation to bear the losses of the Domestic Companies, we consider them to be variable interest entities (“VIEs”) for accounting purposes and consolidate their results in our financial statements.

Through Nanjing Recon and BHD, our business is mainly focused on the upstream sectors of the oil and gas industry. From 2018, our business has been expanding to the downstream of the energy industry– the civil and industrial heating furnaces market, electric and coal chemical industry and the energy service management industry. We derive our revenues from the sales and provision of (1) automation products and projects, (2) equipment and installment for heating furnaces and overall energy saving resolution, (3) chemical products and overall resolution for wastewater and oily sludge treatment, and (4) related engineering and project services for aforementioned.

•	Nanjing Recon: Nanjing Recon is a high-tech company that specializes in automation services for oilfield companies. It mainly focuses on providing automation solutions to the oil exploration industry, including monitoring wells, automatic metering to the joint station production, process monitor, and a variety of oilfield equipment and control systems. From 2018, Nanjing Recon also provides automation products and services to other segments of the energy industry, such as the new energy industry, electric power and coal chemical industries.

•	BHD: BHD is a high-tech company that specializes in transportation equipment and stimulation productions and services. Possessing proprietary patents and substantial industry experience, BHD has also been expanding services to oilfield wastewater and oily sludge treatment, and extended its heating products and resolutions to the civil market by leveraging its advantage on furnace products.

Recent Developments

On February 4, 2021, Nanjing Recon and BHD, two of the Company’s subsidiaries, entered into the fourth supplemental agreement to the investment agreement with Future Gas Station (Beijing) Technology, Ltd. (“FGS”) and FGS’ founding shareholders to acquire 8% equity ownership of FGS. The transaction has been closed. As a result, the Company owns 51% interest of FGS and began to consolidate the financial results of FGS since February 2021, which will be reflected in the Company’s financial results for the year ended June 30, 2021. Through the fourth supplemental agreement, the Company waived the requirement on FGS’ performances goal about the number of gas stations. Accordingly, the Company agreed to pay for the balance of the investment and cancelled the related lock-up terms on the restricted shares, in exchange of additional 8% equity ownership of FGS.

Recent Industry Developments and Business Outlook

Many oil companies in China may continue to increase their capital expenditures in 2021. Several leading domestic leading oil and gas producers have announced their annual working plan, addressing the importance of increasing reserve and production. Besides, several oilfield companies have announced their production targets of 2025, which are much higher than the current production volume. We expect more orders to be released in 2021 which might be a busy year of the overall oil industry.

The oil industry is experiencing digital transformation. Even though the oil price is recovering, we believe oil companies will continue to increase their usages of intelligent solutions to improve the operation efficiency. Many oil companies have been raising the digitalization to a strategic level and take it as the core portion of the corporate strategy to optimize business execution and operational efficiency. We believe our business will benefit from this trend. We have been devoting resources and participating in testing projects with our clients to develop leading solutions. We will continue to enhance our competitive strength through up-gradation with big data and intelligent analysis.

Besides, we have also seen the trend of digitalization and intelligence in downstream of the oil and gas industry, especially in the management and operation of gas stations in China. We have acquired 51% of FGS by January 2021 and will continue to invest more in this segment.

Growth Strategy

As a smaller China-focused company, our basic strategy focuses on developing our onshore oilfield business in the upstream sector of the industry. We continuously focus on providing high quality products and services in oilfields in which we have a geographical advantage. This helps us avoid conflicts of interest with bigger private companies while protecting our position within this market segment. Our mission is to increase the automation and safety levels of industrial petroleum production in China and improve the underdeveloped working process and management mode used by many companies by providing advanced technologies. At the same time, we are always looking to improve our business and to increase our earning capability.

Currently, as more markets of China’s energy industry are open to non-state-owned companies, we are also seeking for opportunities in other markets. We believe our experience on energy technics will always be our development foundation. By combining more technology and ideas developed in recent years, such as solar energy and Industrial Internet, we expect to create more profitable business lines.

Also, to diversify our revenue stream and lower risk of concentration, we will continue to seek new opportunities in other industries by leveraging our knowledge of intelligent equipment and the “internet of things” (IoT).

Trend Information

Other than as disclosed elsewhere in this report, such as coronavirus outbreak, we are not aware of any trends, uncertainties, demands, commitments, or events since the beginning of our fiscal year 2021 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Factors Affecting Our Results of Operations

Our operating results in any period are subject to general conditions typically affecting the Chinese oilfield service industry which include but are not limited to:

•	oil and gas prices;

•	the amount of spending by our customers, primarily those in the oil and gas industry;

•	growing demand from large corporations for improved management and software designed to achieve such corporate performance;

•	the procurement processes of our customers, especially those in the oil and gas industry;

•	competition and related pricing pressure from other oilfield service solution providers, especially those targeting the Chinese oil and gas industry;

•	the ongoing development of the oilfield service market in China; and

•	inflation and other macroeconomic factors.

Unfavorable changes in any of these general conditions could negatively affect the number and size of the projects we undertake, the number of products we sell, the amount of services we provide, the price of our products and services, and otherwise affect our results of operations.

Our operating results in any period are more directly affected by company-specific factors including:

•	our revenue growth, in terms of the proportion of our business dedicated to large companies and our ability to successfully develop, introduce and market new solutions and services;

•	our ability to increase our revenues from both old and new customers in the oil and gas industry in China;

•	our ability to effectively manage our operating costs and expenses; and

•	our ability to effectively implement any targeted acquisitions and/or strategic alliances so as to provide efficient access to markets and industries in the oil and gas industry in China.

Critical Accounting Policies and Estimates

Consolidation of VIEs

A VIE is an entity that either (i) has insufficient equity to permit the entity to finance its activities without additional subordinated financial support or (ii) has equity investors who lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary. The primary beneficiary has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE. The Company performs ongoing assessments to determine whether an entity should be considered a VIE and whether an entity previously identified as a VIE continues to be a VIE and whether the Company continues to be the primary beneficiary.

Assets recognized as a result of consolidating VIEs do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Conversely, liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIEs.

Estimates and Assumptions

The preparation of the unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in United States of America (“US GAAP”), which requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include allowance for doubtful accounts related to trade accounts receivable, other receivables and purchase advances, allowance for inventory, the useful lives of property and equipment, valuation allowance for deferred tax assets, impairment assessment for long-lived assets, the discount rate for lease, valuation of the convertible notes and the fair value of share- based payments. The use of estimates is an integral component of the financial reporting process; actual results could differ from those estimates.

The key assumptions underlying the Company’s accounting for material arrangements and the reasonably likely material effects of resolving any uncertainties on the Company’s allowance for doubtful accounts related to purchase advances. The production of the Company’s products requires custom-made equipment from its suppliers. To ensure that it can secure the required customized equipment, the Company often needs to make full prepayment for its intended purchases. As a standard practice in the petroleum extraction industry, the Company generally must submit a bid in order to secure the sales contract. The bidding process generally takes between one month to one year and the timing depends on the size of the overall project, which timing and size are generally controlled by its client. In order to secure timely purchase delivery and to meet its product delivery schedule, the Company normally prepays for the purchase advances if the Company believes that it is more than likely to win the bid for the sales contract which is accounted as pre-contract costs. After winning the bid and securing the sale contract, the Company normally needs to deliver its products approximately within one week to six months. Based on the Company’s historical experience, the Company generally is able to realize its purchase advances on the customized equipment that it orders. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the advance payments for these planned contracts, the Company evaluates the probable recoverability of the pre-contract cost and charges to expenses when the Company determines that the recovery of such pre-contract cost is improbable.

Fair Values of Financial Instruments

The US GAAP accounting standards regarding fair value of financial instruments and related fair value measurements define fair value, establish a three-level valuation hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The three levels of inputs are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Company measures certain financial assets, including investments under the equity method on other-than-temporary basis, intangible assets and fixed assets at fair value when an impairment charge is recognized.

The carrying amounts reported in the consolidated balance sheets for trade accounts receivable, other receivables, purchase advances, trade accounts payable, convertible notes payable, accrued liabilities, advances from customers, investment payable, short-term bank loan and short-term borrowings approximate fair value because of the immediate or short-term maturity of these financial instruments.

Purchase Advances, net

Purchase advances are the amounts prepaid to suppliers for business activities, such as standard raw materials, supplies and services. These types of prepayments will be expensed when those products or services have been rendered or consumed.

Revenue Recognition

In accordance with ASC 606, “Revenue from Contracts with Customers”, revenue is recognized when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. The core principle underlying the new revenue recognition Accounting Standards Update (“ASU”) is that the Company recognizes revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company identifies contractual performance obligations and determines whether revenue should be recognized at a point in time or over time, based on when goods or services are provided to a customer.

Disaggregation of Revenues

Revenues are recognized when control of the promised goods or services are transferred to our customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The following items represent the Company’s revenues disaggregated by revenue source. In accordance with ASC 606-10-50-5, the Company selects categories to present disaggregated revenue that depict how the nature, amount, timing, and uncertainty of revenues and cash flows are affected by economic factors and delivery conditions of products and fulfillment of obligations.

The Company’s disaggregation of revenues for the six months ended December 31, 2019 and 2020 is disclosed in Note 30 to the financial statements in Exhibit 99.1.

Automation Products and Software; Equipment and Accessories

The Company generates revenues primarily through delivery of standard or customized products and equipment, including automation products, furnaces and related accessories. Revenue is recognized when products are delivered, and acceptance reports are signed off by customers.

The sale of automation products or our specialized equipment when combined with services represent a single performance obligation for the development and construction of a single asset. The Company may also provide design or installation services to clients as there may be such obligation in contracts. The promises to transfer the goods and provision of services are not separately identifiable, which is evidenced by the fact that the Company provides significant services of integrating the goods and services into a single deliverable for which the customer has contracted. For such sales arrangements, the Company recognizes revenue using input method, based on the relationship between actual costs incurred compared to the total estimated costs for the contract. Such method is adopted because the Company believes it best depicts the transfer of goods and services to the customer.

Oilfield Environmental Protection Service

The Company provides wastewater treatment and oily sludge disposal service to oilfield and chemical industry companies and generates revenue from special equipment, self-developed chemical products and supporting service, transfer and treatment of oily sludge. Revenue is recognized when contract obligations have been performed. For such sales arrangements, the Company recognizes revenue using input method, based on the relationship between actual costs incurred compared to the total estimated costs for the contract. Such method is adopted because the Company believes it best depicts the transfer of services to the customer.

Arrangements with Multiple Performance Obligations

Contracts with customers may include multiple performance obligations. For such arrangements, the Company will allocate revenues to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices based on the prices charged to customers or using expected cost-plus margin.

Contract Balances

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs.

The following table provides information about contract assets and contract liabilities from contracts with customers:

	June 30, 2020	December 31, 2020	December 31, 2020
	RMB	RMB	U.S. Dollars
Contract assets	¥31,537,586	¥45,621,966	$6,983,690
Contract liabilities	¥3,486,033	¥6,686,592	$1,023,566

Contract Assets, net - The Company recognizes an asset from the costs incurred to fulfill a contract when those costs meet all of the following criteria: (i) the costs relate directly to a contract or to an anticipated contract that the Company can specifically identify; (ii) the costs generate or enhance resources of the Company that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and (iii) the costs are expected to be recovered.

-	Pre-Contract Costs - Pre-contract costs are the amounts prepaid to suppliers for purchases of customized equipment in anticipation of obtaining planned contracts for the Company’s hardware and software revenues. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the advance payments for these planned contracts, the Company evaluates the probable recoverability of the pre-contract cost and charges to expenses when the Company determines that the recovery of such pre-contract cost is improbable.

-	Executed Contract Costs - Direct costs, such as material, labor, depreciation and amortization and subcontracting costs and indirect costs allocable to contracts include the costs of contract supervision, tools and equipment, supplies, quality control and inspection, insurance, repairs and maintenance for quality assurance purposes before clients’ initial acceptance. Once products are delivered, installed and debugged for intended use and accepted by a client, which may last from weeks to months (this process is decided by the client’s individual project construction arrangement), the Company records revenue based on the contract or the final clients’ acceptance. Minor costs for repair during the maintenance period after initial acceptance are recorded as cost of goods sold as they are incurred. All other general and administrative costs and selling costs are charged to expenses as incurred. The Company generally ships its products approximately one week to six months after production begins and the timing depends on the size of the overall project.

Contract liabilities are recognized for contracts where payment has been received in advance of performance under the contract. The Company’s contract liabilities, which are reflected in its unaudited condensed consolidated balance sheets as advance from customers, consist primarily of the Company’s unsatisfied performance obligations as of the balance sheet dates. Contract liabilities are recognized as revenue after control of the products or services is transferred to the customer and all revenue recognition criteria have been met.

Performance Obligations

Performance obligations include delivery of products and provision of services. The Company recognizes revenue when performance obligations under the terms of a contract with its customer are satisfied. This occurs when the control of the goods and services have been transferred to the customer. Accordingly, revenue for sale of goods is generally recognized upon shipment or delivery depending on the shipping terms of the underlying contract, and revenue for provision of services is recognized over the service period. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods and providing services.

Amounts billed to customers for shipping and handling activities to fulfill the Company’s promise to transfer the goods are included in revenues, and costs incurred by the Company for the delivery of goods are classified as cost of sales in the consolidated statements of operations and comprehensive loss. Sales, value added, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. The Company generally offers assurance-type warranties for its products. The specific terms and conditions of those warranties vary depending upon the product. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the warranty liability include historical product-failure experience and estimated repair costs for identified matters. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount accrued for expected returns and warranty claims was immaterial as of December 31, 2020. The amount of revenue recognized during the six months ended December 31, 2019 and 2020 that was previously included within contract liability balances was ¥nil and ¥1,870,891 ($286,391), respectively.

Practical Expedients Elected

Incremental Costs of Obtaining a Contract - The Company has elected the practical expedient permitted in ASC 340-40-25-4, which permits an entity to recognize incremental costs to obtain a contract as an expense when incurred if the amortization period will be less than one year and not significant.

Significant Financing Component - The Company has elected the practical expedient permitted in ASC 606-10-32-18, which allows an entity to not adjust the promised amount of consideration for the effects of a significant financing component if a contract has a duration of one year or less. As the Company’s contracts are typically less than one year in length, consideration will not be adjusted. The Company’s contracts include a standard payment term of 90 days to 360 days; consequently, there is no significant financing component within contracts.

Trade Accounts and Other Receivables, net

Accounts receivable are carried at original invoiced amount less a provision for any potential uncollectible amounts. Accounts are considered past due when the related receivables are more than a year old. Provision is made against trade accounts and other receivables to the extent they are considered to be doubtful. Accounts are written off after extensive efforts at collection. Other receivables arise from transactions with non-trade customers.

Share-Based Compensation

Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight–line basis over the requisite service period for the entire award. The Company has elected to recognize compensation expenses using the Black-Scholes valuation model estimated at the grant date based on the award’s fair value.

Recently enacted accounting pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes. The Board is issuing this Update as part of its initiative to reduce complexity in accounting standards (the Simplification Initiative). The objective of the Simplification Initiative is to identify, evaluate, and improve areas of GAAP for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. The specific areas of potential simplification in this Update were submitted by stakeholders as part of the Simplification Initiative. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company expects that the adoption of this ASU will not have a material impact on the Company’s unaudited condensed consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815 – 40)” (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The ASU is part of the FASB’s simplification initiative, which aims to reduce unnecessary complexity in U.S. GAAP. The ASU’s amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The Company is currently evaluating the impact ASU 2020-06 will have on the Company’s unaudited condensed consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the unaudited condensed consolidated financial position, statements of operations and cash flows.

Results of Operations

The following consolidated results of operations include the results of operations of the Company and its variable interest entities (“VIEs”), BHD and Nanjing Recon, and subsidiaries of these VIEs.

Our historical reporting results are not necessarily indicative of the results to be expected for any future period.

Six Months Ended December 31, 2020 Compared to Six Months Ended December 31, 2019

During the six months ended December 31, 2020, our business was continuously affected by lower level operation activities of our clients as a consequence of COVID-19.

Revenue

	For the Six Months Ended
	December 31,
			Increase /	Percentage
	2019	2020	(Decrease)	Change
Automation product and software	¥22,572,055	¥12,618,460	¥(9,953,595)	(44.1)%
Equipment and accessories	7,807,013	9,754,851	1,947,838	24.9%
Oilfield environmental protection	26,085	2,795,968	2,769,883	10,618.7%
Total revenue	¥30,405,153	¥25,169,279	¥(5,235,874)	(17.2)%

Our total revenues for the six months ended December 31, 2020 were approximately ¥25.2 million ($3.9 million), a decrease of approximately ¥5.2 million ($0.8 million) or 17.2% from ¥30.4 million for the same period in 2019. The overall decrease in revenue was mainly due to the decreased revenue from automation product and software segment, which was partially offset by the increased revenue from equipment and accessories and oilfield environmental protection segments during the six months ended December 31, 2020.

(1)	Revenue from automation product and software decreased by ¥10.0 million ($1.5 million) or 44.1%. Major clients of our automation products are located in remote areas in China. As affected by COVID-19, our sales activities were not able to return to normal during the six-months ended December 31, 2020. Thus, our revenue from automation products decreased. To make a breakthrough, our management has been upgrading our automation solutions and introducing big data and intelligent technology to our products and enhancing our capacity of downhole solutions.

(2)	Revenue from equipment and accessories increased by ¥1.9 million ($0.3 million) or 24.9% as revenue from maintenance of heating furnaces continued to increase.

(3)	Revenue from oilfield environmental protection increased by ¥2.8 million ($0.4 million) or 10,618.7%. We started to process oily sludge during the six months ended December 31, 2020 and revenue was recorded. As of December 31, 2020, we received 4,680 tons of oily sludge from several oil companies and processed 796 tons of them, which was reflected in our revenue for the six months ended December 31, 2020.

Cost of revenue

	For the Six Months Ended
	December 31,
			Increase /	Percentage
	2019	2020	(Decrease)	Change
Automation product and software	¥13,774,763	¥9,466,190	¥(4,308,574)	(31.3)%
Equipment and accessories	4,072,800	6,663,175	2,590,375	63.6%
Oilfield environmental protection	192,732	2,166,748	1,974,016	1,024.2%
Business and sales related tax	396,946	156,126	(240,819)	(60.7)%
Total cost of revenue	¥18,437,241	¥18,452,239	¥14,998	0.1%

Our cost of revenues increased slightly from ¥18.4 million for the six months ended December 31, 2019 to ¥18.5 million ($2.8 million) for the same period in 2020. This increase was mainly caused by increased cost of revenue from equipment and accessories and oilfield environmental protection segments, which was partially offset by the decreased cost of revenue from automation product and software segment.

For the six months ended December 31, 2019 and 2020, cost of revenue from automation product and software was approximately ¥13.8 million and ¥9.5 million ($1.4 million), respectively, representing a decrease of approximately ¥4.3 million ($0.7 million) or 31.3%. The decrease in cost of revenue from automation product and software was primarily attributable to decreased sales of automation products.

For the six months ended December 31, 2019 and 2020, cost of revenue from equipment and accessories was approximately ¥4.1 million and ¥6.7 million ($1.0 million), respectively, representing an increase of approximately ¥2.6 million ($0.4 million) or 63.6%. The increase in cost of revenue from equipment and accessories was primarily attributable to increased sales of heating related products.

For the six months ended December 31, 2019 and 2020, cost of revenue from oilfield environmental protection was approximately ¥0.2 million and ¥2.2 million ($0.3 million), respectively, representing an increase of approximately ¥2.0 million ($0.3 million) or 1,024.2%. The increase of cost of revenue was in line with increase in revenue.

Gross Profit

	For the Six Months Ended
	December 31,
	2019		2020		Increase /	Percentage
	Gross Profit	Margin %	Gross Profit	Margin %	(Decrease)	Change
Automation product and software	¥8,580,734	38.0%	¥3,134,568	24.8%	¥(5,446,166)	(63.5)%
Equipment and accessories	3,632,532	46.5%	3,041,413	31.2%	(591,119)	(16.3)%
Oilfield environmental protection	(245,354)	(940.6)%	541,059	19.4%	786,413	(320.5)%
Total gross profit and margin %	¥11,967,912	39.4%	¥6,717,040	26.7%	¥(5,250,872)	(43.9)%

Our gross profit decreased to ¥6.7 million ($1.0 million) for the six months ended December 31, 2020 from ¥12.0 million for the same period in 2019. Our gross profit as a percentage of revenue decreased by 12.7% to 26.7% for the six months ended December 31, 2020 from 39.4% for the same period in 2019.

For the six months ended December 31, 2019 and 2020, gross profit from automation product and software was approximately ¥8.6 million and ¥3.1 million ($0.5 million), respectively, representing a decrease of approximately ¥5.4 million ($0.8 million) or 63.5%. The decrease in gross profit from automation product and software was mainly due to a reduced selling price under unfavorable macro conditions and low oil price in this period. As oil price rebounds, we expect our margin will be above 30%, which is a normal level.

For the six months ended December 31, 2019 and 2020, gross profit from equipment and accessories was approximately ¥3.6 million and ¥3.0 million ($0.5 million), respectively, representing a decrease of approximately ¥0.6 million ($0.1 million) or 16.3%, the decrease in gross profit was less than the decrease in sales, because of higher margin equipment sales as discussed above.

Our gross profit from oilfield environmental protection was approximately ¥0.5 million ($0.1 million) for the six months ended December 31, 2020 as compared to negative gross profit of ¥0.2 million for the same period last year, representing an increase of approximately ¥0.8 million ($0.1 million) or 320.5%. The increase in gross profit from oilfield environmental protection was primarily attributable to the production of oily sludge.

Operating Expenses

	For the Six Months Ended
	December 31,
			Increase /	Percentage
	2019	2020	(Decrease)	Change
Selling and distribution expenses	¥2,660,873	¥2,750,389	¥89,516	3.4%
% of revenue	8.8%	10.9%	2.1%	-
General and administrative expenses	13,366,413	13,009,013	(357,400)	(2.7)%
% of revenue	44.0%	51.7%	7.7%	-
Provision for (net recovery of) doubtful accounts	25,537	(3,697,024)	(3,722,561)	(14,577.1)%
% of revenue	0.1%	(14.7)%	(14.8)%	-
Research and development expenses	2,895,286	3,756,839	861,553	29.8%
% of revenue	9.5%	14.9%	5.4%	-
Operating expenses	¥18,948,109	¥15,819,217	¥(3,128,892)	(16.5)%

Selling and Distribution Expenses. Selling and distribution expenses consist primarily of salaries and related expenditures of the Company’s sales and marketing departments, sales commissions, costs of marketing programs including traveling expenses, advertising and trade shows, and rental expense, as well as shipping charges. Selling expenses remained relatively stable with a slight increase by 3.4% or ¥89,516 ($13,703) for the six months ended December 31, 2020 compared to the same period in 2019. Selling expenses were 10.9% of total revenues for the six months ended December 31, 2020 and 8.8% of total revenues for the same period of 2019.

General and Administrative Expenses. General and administrative expenses consist primarily of costs in human resources, facilities costs, depreciation expenses, professional advisor fees, audit fees, stock-based compensation expense and other miscellaneous expenses incurred in connection with general operations. General and administrative expenses decreased by 2.7% or ¥0.4 million ($0.1 million), from ¥13.4 million in the six months ended December 31, 2019 to ¥13.0 million ($2.0 million) in the same period of 2020. The decrease in general and administrative expenses was primarily due to the decrease in stock-based compensation expense as well as social security expenses during the six months ended December 31, 2020. We were exempted from paying certain social security for our employees since February 2020, a measure taken by the Chinese government to support the economy during the Covid-19 pandemic. The decrease was partially offset by the increased depreciation expense for our Gansu production line during the six months ended December 31, 2020, as the production line was transferred from construction in progress to production equipment and depreciated since January 2020. General and administrative expenses accounted for 51.7% of total revenues in the six months ended December 31, 2020 and 44.0% of total revenues for the same period of last year.

Provision for (net recovery of) doubtful accounts. Provision for doubtful accounts is the estimated amount of bad debt that will arise as a result of lower collectability from account receivables, other receivables and purchase advances. We recorded a provision for doubtful accounts of ¥25,537 for the six months ended December 31, 2019 as compared to a reversal of provision for doubtful accounts of ¥3.7 million ($0.6 million) for the same period in 2020. The reversal of provision for doubtful accounts was mainly due to the collection of long outstanding receivables during the six months ended December 31, 2020. As our clients are mainly large companies with good credits, even though the prior collection was affected by COVID-19 during the first half-year of 2020, we managed to collect a large portion of long outstanding receivables which caused the reversal of provision for doubtful accounts during the six months ended December 31, 2020.

Research and development (“R&D”) expenses. R&D expenses consist primarily of salaries and related expenditures for research and development projects. R&D expenses increased from ¥2.9 million for the six months ended December 31, 2019 to ¥3.8 million ($0.6 million) for the same period of 2020. This increase was primarily due to more research and development expense spent on design of new automation platform systems and treatment of wastewater. R&D expenses accounted for 14.9% of total revenues in the six months ended December 31, 2020 and 9.5% of total revenues for the same period of 2019.

Net Loss

	For the Six Months Ended
	December 31,
			Increase /	Percentage
	2019	2020	(Decrease)	Change
Loss from operations	¥(6,980,197)	¥(9,102,177)	¥(2,121,980)	30.4%
Other income (expense), net	259,549	(1,037,687)	(1,297,236)	(499.8)%
Loss before income taxes	(6,720,648)	(10,139,864)	(3,419,216)	50.9%
Provision (benefit) for income taxes	316,799	(98,338)	(415,137)	(131.0)%
Net loss	(7,037,447)	(10,041,526)	(3,004,079)	42.7%
Less: Net loss attributable to non-controlling interest	(336,250)	(1,105,874)	(769,624)	228.9%
Net loss attributable to Recon Technology, Ltd	¥(6,701,197)	¥(8,935,652)	¥(2,234,455)	33.3%

Loss from operations. Loss from operations was ¥9.1 million ($1.4 million) for the six months ended December 31, 2020, compared to a loss of ¥7.0 million for the same period of 2019. This ¥2.1 million ($0.3 million) increase in loss from operations was primarily due to decrease in gross profit and increase in R&D expenses, partially offset by the net recovery of provision for doubtful accounts as discussed above.

Other income (expense), net. Other expense, net was ¥1.0 million ($0.2 million) for the six months ended December 31, 2020, compared to other income, net of ¥0.3 million for the same period of 2019. The ¥1.3 million ($0.2 million) increase in other expense, net was primarily due to the decrease in subsidy income of ¥0.6 million ($0.1 million) as we received less subsidy from the government, the increase in loss from investment in unconsolidated entity of ¥0.4 million ($0.06 million), as well as an increase in interest expenses of ¥0.2 million ($0.02 million) due to the increased weighted average loan balance as well as the convertible notes issued during the six months ended December 31, 2020.

Provision (benefit) for income taxes. Income taxes benefit was ¥98,338 ($15,053) for the six months ended December 31, 2020, compared to provision for income taxes of ¥0.3 million for the same period of 2019. The decrease in our provision for income taxes was primarily due to the decreased taxable income of Nanjing Recon for the six months ended December 31, 2020.

Net loss. As a result of the factors described above, net loss was ¥10.0 million ($1.5 million) for the six months ended December 31, 2020, an increase of ¥3.0 million ($0.5 million) from net loss of ¥7.0 million for the same period of 2019.

Liquidity and Capital Resources

As of December 31, 2020, we had cash in the amount of approximately ¥70.8 million ($10.8 million). As of June 30, 2020, we had cash in the amount of approximately ¥30.3 million.

Indebtedness. As of December 31, 2020, we had ¥12.0 million ($1.8 million) of short-term bank loans, ¥0.2 million ($0.03 million) of short-term borrowings from a third party, ¥12.0 million ($1.8 million) of short-term borrowings from related parties, ¥7.8 million ($1.2 million) of long-term borrowings from a related party, ¥42.4 million ($6.5 million) of convertible notes payable, ¥0.9 million  ($0.1 million) of short-term lease payable and ¥0.6  million ($0.1 million) of long-term lease payable due to third parties, ¥0.4 million ($0.1 million) of short-term lease payable and ¥0.1 million ($0.01 million) of long-term lease payable due to a related party, ¥5.5 million ($0.8 million) of contractual purchase commitments, and a liability of severance payments of ¥4.1 million  ($0.6 million) which is very unlikely to be incurred in the foreseeable future. Other than indebtedness listed above, we did not have any other finance leases, guarantees or other material contingent liabilities.

Holding Company Structure. We are a holding company with no operations of our own. All of our operations are conducted through our Domestic Companies. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon the receipt of dividends and other distributions from the Domestic Companies. In addition, Chinese legal restrictions permit payment of dividends to us by our Domestic Companies only out of their respective accumulated net profits, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese law, our Domestic Companies are required to set aside a portion (at least 10%) of their after-tax net income (after discharging all cumulated loss), if any, each year for compulsory statutory reserve until the amount of the reserve reaches 50% of our Domestic Companies’ registered capital. These funds may be distributed to shareholders at the time of each Domestic Company’s wind-up.

Off-Balance Sheet Arrangements. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Capital Resources. To date we have financed our operations primarily through cash flows from operations, short-term bank loans, short-term and long-term borrowings due to related parties and convertible notes. As of December 31, 2020, we had total assets of ¥237.6 million ($36.4 million), which includes cash of ¥70.8 million ($10.8 million), net accounts receivable of ¥35.5 million ($5.4 million) and net contract assets of ¥45.6 million ($7.0 million), and working capital of ¥67.0 million ($10.3 million). Shareholders' equity amounted to ¥113.5 million ($17.4 million).

Cash from Operating Activities. Net cash used in operating activities was ¥16.7 million ($2.6 million) for the six months ended December 31, 2020. This was an increase of approximately ¥17.0 million ($2.6 million) compared to net cash provided by operating activities of approximately ¥0.3 million for the same period in 2019. The increase was mainly due to the decrease in net income as discussed above, an increase in net recovery of doubtful accounts, increase in contract assets due to the increased pre-contract costs incurred in anticipation of obtaining planned contracts for the Company’s revenue, as the progress of these contracts was delayed by the COVID-19 prior to March 2020, as well as decrease in trade accounts payable and other payables to related parties, the decrease was partially offset by the decrease in accounts receivable as we managed collected a large portion of long outstanding receivables during the six months ended December 31, 2020. The net cash used in operating activities for the six months ended December 31, 2020 was primarily attributable to the net loss available to the Company in the amount of ¥10.0 million ($1.5 million) due to the reasons discussed above, reconciled by net recovery of doubtful accounts of ¥3.7 million ($0.6 million) and restricted shares issued for management resulting in expenses of ¥3.4 million ($0.5 million), an increase in contract assets of ¥14.3 million ($2.2 million), decrease in trade accounts payable of ¥3.8 million ($0.6 million) and other payables to related parties of ¥2.8 million ($0.4 million), partially offset by a decrease in trade account receivable of ¥19.3 million ($3.0 million).

Cash from Investing Activities. Net cash provided by investing activities was approximately ¥1.9 million ($0.3 million) for the six months ended December 31, 2020. This was a decrease of approximately ¥1.8 million ($0.3 million) compared to net cash provided by investing activities of approximately ¥3.7 million for the same period in 2019. This decrease was due to the decreased repayment from loans to third parties, partially offset by an increase in purchases of property and equipment and payment made for loans to third parties.

Cash from Financing Activities. Net cash provided by financing activities amounted to ¥56.2 million ($8.6 million) for the six months ended December 31, 2020, as compared to net cash provided by financing activities of ¥1.9 million for the same period in 2019. The increase in net cash provided by financing activities was mainly due to the increase in proceeds from issuance of convertible notes, proceeds from sales of common stock as well as proceeds from short-term bank loans during the six months ended December 31, 2020. During the six months ended December 31, 2020, we received ¥42.4 million ($6.5 million) in proceeds from issuance of convertible notes, received ¥10.1 million ($1.5 million) in short-term borrowings from related parties, repaid ¥8.3 million ($1.3 million) in short-term borrowings to related parties, received ¥3.5 million ($0.5 million) in short-term bank loans, repaid ¥1.0 million ($0.2 million) in short-term bank loans, and received ¥9.9 million ($1.5 million) from sale of common stock, net of issuance costs.

Working Capital. Total working capital as of December 31, 2020 amounted to ¥67.0 million ($10.3 million), compared to ¥64.1 million as of June 30, 2020. Total current assets as of December 31, 2020 amounted to ¥173.8 million ($26.6 million), an increase of ¥44.5 million ($6.8 million) compared to approximately ¥129.3 million at June 30, 2020. The increase in total current assets at December 31 2020 compared to June 30, 2020 was mainly due to an increase in cash, contract assets, partially offset by a decrease in trade account receivable.

Current liabilities amounted to ¥106.8 million ($16.4 million) at December 31, 2020, in comparison to ¥65.2 million at June 30, 2020. This increase of current liabilities was attributable mainly to an increase in convertible notes payable and short-term bank loans.

Capital Needs. With the uncertainty of the current market, our management believes it is necessary to enhance collection of outstanding accounts receivable and other receivables, and to be cautious on operational decisions and project selection. Our management believes that our current operations can satisfy our daily working capital needs. We may also raise capital through public offerings or private placements of our securities to finance our development of our business and to consummate any merger and acquisition, if necessary.